Exhibit 99.1
ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE THIRD QUARTER OF 2021

AZOUR, Israel – November 16, 2021 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the third quarter of 2021.

Highlights of the third quarter of 2021
•	25,000 net subscriber growth: net increase in aftermarket of 21,000 and net increase in OEM of 4,000;
•	Revenues of $65.7 million, an increase of 9% year-over-year;
•	Net income was $7.3 million, compared with $9.3 million last year;
•	Adjusted net income (excluding the non-cash financial impact related to SaverOne’s change in public market value) was $9.6 million versus $6.0 million last year;
•	EBITDA of $18.5 million, up 23% year-over-year;
•	Generated $11.5 million in quarterly operating cash flow;
•	Declared dividend of $3 million; Continued share buy-back program totaling $1.9 million;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our results, especially with the continued strong growth in our after-market subscriber base and the return to growth in the OEM base. Furthermore, the strong operating leverage in our business model enabled us to bring a 9% increase in revenue to a 23% increase in EBITDA.”

Continued Mr. Sheratzky, “As the global recovery continues, we see a solid recovery in car sales in our markets which is leading to increased demand for our services. In particular, the Corona slowdown created many new opportunities for us, one of which we identified was the second-hand car market. We are providing our services to some key financing providers in Latin America, allowing them to reduce the loan risk by tracking the car and the driver behaviour. We see this as a growth engine that could significantly accelerate our subscriber growth in the second half of 2022 and beyond.  More generally, we continue to focus on enhancing our growth by adding additional offerings and services, in particular, by taking advantage of the synergies across all our geographies. Looking ahead, our recent above-average subscriber-base growth throughout 2021 positions us exceptionally well to maintain our profitable growth in 2022 and beyond.”

Third quarter 2021 Results

Revenues for the third quarter of 2021 were $65.7 million, an increase of 9% compared with revenues of $60.3 million in the third quarter of 2020.

74% of revenues were from location-based service subscription fees and 26% were from product revenues.

Revenues from subscription fees were $48.3 million, an increase of 9% over third quarter 2020 revenues.

The subscriber base amounted to 1,837,000 as of September 30, 2021. This represents an increase of 25,000 net over that of the end of the prior quarter, and an increase of 85,000 since the end of the third quarter of last year. During the quarter, there was both an increase of 21,000 in the aftermarket subscriber base and an increase of 4,000 in the OEM subscriber base.

Product revenues were $17.4 million, an increase of 10% compared with that of the third quarter of 2020.

Gross profit for the quarter was $31.9 million (48.5% of revenues), a 16% increase compared with gross profit of $27.4 million (45.4% of revenues) in the third quarter of 2020.

The gross margin in the quarter on subscription revenues was 55.8%, compared with 54.9% in the third quarter of 2020. The gross margin on products was 28.3% in the quarter, compared with 18.6% in the third quarter of 2020.

Operating income for the quarter was $13.9 million (21.1% of revenues), an increase of 32% compared with an operating income of $10.5 million (17.5% of revenues) in the third quarter of last year.

EBITDA for the quarter was $18.5 million (28.1% of revenues), an increase of 23% compared with an EBITDA of $15.0 million (24.9% of revenues) in the third quarter of last year.

Financial expense for the quarter was $2.7 million compared with a financial income of $2.8 million income in the third quarter of last year. The financial expenses were impacted significantly by the change in market capitalisation on the Tel Aviv Stock Exchange of Saver-One, one of Ituran’s early-stage mobility investments.

Net income for the third quarter of 2021 was $7.3 million (11.1% of revenues) or diluted earnings per share of $0.35, compared with $9.3 million (15.4% of revenues) or diluted earnings per share of $0.45.

Adjusted net income for the third quarter of 2021, which excludes the non-cash financial impact related to Saver One was $9.6 million (or 14.6% of revenues) or diluted earnings per share of $0.46 compared with $6.0 million (or 10.0% of revenues) or diluted earnings per share of $0.29.

Cash flow from operations for the third quarter of 2021 was $11.5 million.

As of September 30, 2021, the Company had cash, including marketable securities, of $67.0 million and debt of $34.6 million, amounting to a net cash of $32.4 million. This is compared with cash, including marketable securities, of $78.8 million and debt of $54.5 million, amounting to a net cash of $24.3 million, as of December 31, 2020.

Dividend

For the third quarter of 2021, a dividend of $3.0 million was declared. This is in line with the Board’s current policy of issuing at least $3 million on a quarterly basis.

Buy Back

On August 4, 2021, Ituran announced that it Board of Directors made the decision to continue executing on the $19 million remainder of a $25 million share buy-back program that was first announced in 2019. The buy back program commenced on August 25, 2021. The share repurchases, if any, are funded by available cash and repurchases of Ituran's ordinary shares under SEC Rule10b-18 terms.

Under the renewed program, Ituran purchased 71,000 shares for a total of $1.9 million until the end of September 30, 2021.

Conference Call Information

The Company will also be hosting a conference call later today, November 16, 2021 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 212 378 8040

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of September 30, 2021

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of September 30, 2021

=======================
=============

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2021	2020
	(unaudited)

Current assets
Cash and cash equivalents	62,947	72,183
Investments in marketable securities	4,015	6,663
Accounts receivable (net of allowance for doubtful accounts)	45,972	39,343
Other current assets	35,668	38,624
Inventories	26,334	22,622
	174,936	179,435

Non- Current investments and other assets
Investments in affiliated companies	1,043	908
Investments in other companies	1,543	1,263
Other non-current assets	3,353	2,953
Deferred income taxes	12,135	11,910
Funds in respect of employee rights upon retirement	15,374	13,558
	33,448	30,592

Property and equipment, net	34,739	37,653

Operating lease right-of-use assets, net	3,476	5,548

Intangible assets, net	16,811	19,382

Goodwill	39,844	39,862

Total assets	303,254	312,472

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	September 30,	December 31,
(in thousands)	2021	2020
	(unaudited)
Current liabilities
Credit from banking institutions	17,659	20,388
Accounts payable	21,441	19,716
Deferred revenues	24,640	24,351
Obligation to purchase non-controlling interests	11,000	10,595
Other current liabilities	40,740	37,677
	115,480	112,727

Non- Current liabilities
Long term loan	16,911	34,068
Liability for employee rights upon retirement	21,221	19,715
Deferred income taxes	2,091	2,494
Deferred revenues	8,603	8,536
Others non-current liabilities	2,355	2,341
Operating lease liabilities, non-current	1,169	2,692
	52,350	69,846

Stockholders’ equity	130,837	127,192
Non-controlling interests	4,587	2,707
Total equity	135,424	129,899

Total liabilities and equity	303,254	312,472

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2021	2020	2021	2020
	(unaudited)		(unaudited)
Revenues:
Telematics services	140,873	137,185	48,311	44,478
Telematics products	59,655	44,829	17,390	15,851
	200,528	182,014	65,701	60,329

Cost of revenues:
Telematics services	63,354	60,553	21,364	20,052
Telematics products	44,118	35,458	12,466	12,900
	107,472	96,011	33,830	32,952

Gross profit	93,056	86,003	31,871	27,377
Research and development expenses	10,168	9,959	3,327	2,654
Selling and marketing expenses	8,877	8,428	2,997	2,529
General and administrative expenses	33,725	37,635	11,720	11,636
Impairment of goodwill	-	10,508	-	-
Impairment of intangible assets and other expenses (income), net	(152)	3,712	(66)	12
Operating income	40,438	15,761	13,893	10,546
Other income (expense), net	(3)	5	-	2
Financing income (expense), net	(4,716)	3,651	(2,734)	2,788
Income before income tax	35,719	19,417	11,159	13,336
Income tax expenses	(9,055)	(8,595)	(3,337)	(3,778)
Share in gains (losses) of affiliated companies ,net	(39)	(858)	(18)	29
Net income for the period	26,625	9,964	7,804	9,587
Less: Net income attributable to non-controlling interest	(1,944)	(663)	(492)	(320)
Net income attributable to the Company	24,681	9,301	7,312	9,267

Basic and diluted earnings per share attributable to Company’s stockholders	1.19	0.45	0.35	0.45

Basic and diluted weighted average number of shares outstanding (in thousands)	20,809	20,813	20,799	20,813

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands)	2021	2020	2021	2020
	(unaudited)		(unaudited)
Cash flows from operating activities
Net income for the period	26,625	9,964	7,804	9,587

Adjustments to reconcile net income to net cash from operating activities:

Depreciation and amortization	13,329	14,310	4,594	4,484
Interest and exchange rate differences on loans	-	(423)	(4)	119
Losses (gain) in respect of trading marketable securities	2,609	(11)	2,244	5
Gain in respect of investments in other companies	-	(4,948)	-	(3,424)
Increase in liability for employee rights upon retirement	1,568	1,350	390	455
Share in losses (gains) of affiliated companies, net	39	858	18	(29)
Deferred income taxes	(794)	(1,244)	88	(875)
Capital loss (gain) on sale of property and equipment, net	(91)	118	(38)	31
Decrease (increase) in accounts receivable	(6,991)	1,505	(458)	(1,982)
Decrease in other current assets	3,008	4,647	1,976	1,698
Decrease (increase) in inventories	(4,088)	1,825	(5,317)	1,596
Increase in accounts payable	1,825	198	817	2,443
Decrease (increase) in deferred revenues	499	(5,521)	(1,364)	(1,811)
Increase in other current and non-current liabilities	1,524	7,453	781	1,275
Impairment of goodwill	-	10,508	-	-
Impairment of other intangible assets	-	3,661	-	-
Increase (decrease) in obligation for purchase non-controlling interests	686	(680)	-	18
Net cash provided by operating activities	39,748	43,570	11,531	13,590

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(1,857)	(790)	(353)	(427)
Capital expenditures	(11,246)	(7,506)	(4,427)	(1,927)
Investments in affiliated and other companies	(420)	(545)	-	(53)
Sale of marketable securities, net	-	269	-	269
Proceeds from (Investments in) deposits	(116)	(43)	(37)	(8)
Proceeds from sale of property and equipment	697	223	69	27
Net cash used in investment activities	(12,942)	(8,392)	(4,748)	(2,119)

Cash flows from financing activities
Short term credit from banking institutions, net	(149)	2,614	(66)	(46)
Repayment of long term loan	(19,173)	(13,353)	(4,191)	(4,551)
Purchase of shares from minority shareholders	-	(750)	-	-
Dividend paid	(12,904)	(9,967)	(2,804)	-
Dividend paid to non-controlling interest	(424)	(1,461)	(39)	(1,461)
Acquisition of company shares purchased by a wholly owned subsidiary	(1,870)	-	(1,870)	-
Net cash used in financing activities	(34,520)	(22,917)	(8,970)	(6,058)

Effect of exchange rate changes on cash and cash equivalents	(1,522)	(4,389)	(442)	(359)

Net increase (decrease) in cash and cash equivalents	(9,236)	7,872	(2,629)	5,054
Balance of cash and cash equivalents at beginning of the period	72,183	53,964	65,576	56,782
Balance of cash and cash equivalents at end of the period	62,947	61,836	62,947	61,836

In August 2021, the Company declared a dividend in an amount of US$ 3 million. The dividend was paid in October 2021.

=========================
===========